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Principal
  Financial                                               Principal Life
  Group                                                   Insurance Company

                                                          Princor Finanical
                                                          Services Corporation


March 3, 2003



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE: Principal Life Insurance Company Variable Life Separate Account Post-Effective Amendment No. 13 on Form N-6 filed on February 28, 2003 File No. 333-00101
         Accession No. 0000870786-03-000064


Ladies and Gentlemen:

The above-mentioned filing was made on the Form Type N-6/A, Pre-effective Amendment to Form N-6. This filing should have been made using the Form Type 485A. We are therefore requesting this filing be withdrawn at this time.

Thank you for your assistance in this matter.

Sincerely

/s/ Jean. B. Schustek

Jean B. Schustek
Assistant Vice President-Registered Products
Phone (515) 235-6086
Fax (515) 248-4745




The Principal Home Office: Des Moines, Iowa USA 50392-0200 (800) 451-5447 Securities offered through Princor Financial Services Corporation, member NASD and SIPC, Des Moines, IA 50392-0200 FAX (515) 248-4745
Principal Life and Princor are companies of the Principal Financial Group